BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, in light of the recent truckers’ strike occurring in Brazil, four chicken and pork slaughtering facilities were completely halted during this morning. They are located in Nova Marilândia (MT), Dois Vizinhos (PR), Toledo (PR) and Campos Novos (SC). This measure was taken due to the shortage of raw material, inputs and animals for slaughtering, in addition to the lack of trucks to transport finished products.

Additionally, other nine facilities will be partially or totally halted this Wednesday, May 23. They are located in Rio Verde (GO), Uberlândia (MG), Dourados (MS), Chapecó (SC), Garibaldi (RS), Marau (RS), Concordia (CS), Herval do Oeste (SC) and Francisco Beltrão (PR).

BRF also informs that several production inputs used in the food industrialization process were not delivered yesterday and today, May 22 and 23, harming the Company’s usual production. In addition, we detected a considerable scarcity of feedstock for the animals housed with our integrated chicken growers, which already impacts circa 1 million animals and might reach our entire feedlot in the next days.

The Company stresses that the inability to transport inputs and products causes losses to the Company, employees and farmers, as well as threatens severely the animal welfare and harms the consumers.

The Company will promptly inform its shareholders and the market in general regarding any new information related to the current announcement.

Sao Paulo, May 23, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer